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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           LEXINGTON B&L FINANCIAL CORP.
--------------------------------------------------------------------------------
                                  (Name of Issuer)


                                   Common Stock
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     52901710
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                                   (CUSIP Number)

                             Aaron M. Kaslow, Esq.
                        Muldoon, Murphy & Faucette LLP
      5101 Wisconsin Avenue, N.W., Washington, D.C.  20016  (202) 362-0840
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 December 1, 1999
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d- 1(g), check
the following box |_|.


                                                                SEC 300 (07-98)


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CUSIP No. 52901710

                                   SCHEDULE 13D
                                                     Page   2   of   6    Pages
                                                          -----    ------






   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Erwin Oetting, Jr.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /___/
                                                                 (b) /__/
   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
                    PF;OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            /__/

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Missouri
                       7   SOLE VOTING POWER
      NUMBER OF                  40,671
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                       8   SHARED VOTING POWER
                                       5,060
                       9   SOLE DISPOSITIVE POWER
                                       40,671

                      10   SHARED DISPOSITIVE POWER
                                       5,060

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             45,731 Shares

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                             /X/

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             5.0%

  14   TYPE OF REPORTING PERSON
             IN




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Item 1.     Security and Issuer.
            -------------------

      This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Lexington B&L Financial Corp., ("Lexington"), a corporation organized under the laws of the State of Missouri. The principal executive offices of Lexington are located at 919 Franklin Avenue, Lexington, Missouri 64067.

Item 2.     Identity and Background.
            -----------------------

      This Schedule 13D is being filed by Erwin Oetting, Jr., President and Chief Executive Officer of Lexington. Mr. Oetting's business address is 919 Franklin Avenue, Lexington, Missouri 64067. Mr. Oetting is a United States citizen. During the past five years Mr. Oetting has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

      15,000 shares were acquired by Mr. Oetting at $10.00 per share ($150,000). All of the funds used to purchase these shares were personal funds of Mr. Oetting.

      7,961 shares were acquired by Mr. Oetting as a result of his being allocated such shares under the B&L Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Oetting without payment therefor.

      12,650 shares were acquired by Mr. Oetting as a result of his being awarded such shares under Lexington's 1996 Management Recognition and Development Plan. These shares were acquired by Mr. Oetting without payment therefor.

      10,120 shares may or will be acquired by Mr. Oetting upon his exercise of stock options under Lexington's 1996 Stock Option Plan, which options are exercisable within 60 days of December 1, 1999. The exercise price for each of these shares is $15.125.


                                      3

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Item 4.     Purpose of Transaction.
            ----------------------

      The shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may determine from time to time or at any time to purchase additional shares of Lexington or sell or otherwise dispose of some of the shares. Other than in his capacity as the President and Chief Executive Officer of Lexington and as a member of Lexington's Board of Directors, Mr. Oetting has no plans which relate to or would result in:

      (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lexington or any of its subsidiaries;

      (b) a sale or transfer of a material amount of assets of Lexington or any of its subsidiaries;

      (c) any change in the present Board of Directors or management of Lexington, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (d) any material change in the present capitalization or dividend policy of Lexington;

      (e) any other material change in Lexington's business or corporate structure;

      (f) changes in Lexington's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Lexington by any person;

      (g) causing a class of securities of Lexington to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (h) a class of equity securities of Lexington becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (i)   any action similar to any of these enumerated above.


                                      4

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Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) 45,731 shares are beneficially owned by the reporting person as of the date of this statement, including 10,120 shares that Mr. Oetting has the right to acquire pursuant to exercisable options, representing 5.0% of the total shares issued and outstanding of Lexington's common stock. The aggregate amount reported as beneficially owned in Row 11 does not include shares held in trust by the B&L Bank Employee Stock Ownership Plan of which Mr. Oetting is a trustee. Mr. Oetting disclaims beneficial ownership of the shares held in trust by the B&L Bank Employee Stock Ownership Plan (other than such shares that have been allocated to him under such plan).

      (b) The reporting person has sole voting and dispositive power over 40,671 shares.

            The reporting person has shared voting and dispositive power over 5,060 shares.

      (c) On December 1, 1999, Mr. Oetting received an allocation report from the B&L Bank Employee Stock Option Plan that reported that Mr. Oetting had been allocated 2,030 shares of Lexington common stock for fiscal year 1999.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings, or Relationships with
            --------------------------------------------------------------
            Respect to Securities of the Issuer.
            -------------------------------------

            There are not contracts, arrangements, understandings or relationships between Mr. Oetting and any person with respect to any securities of Lexington.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            None.


                                      5

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                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       By: /s/ Erwin Oetting, Jr.
                                           ---------------------------
                                           Erwin Oetting, Jr.


Date: December 3, 1999